BLUE HERON CATERING, INC.

BUSINESS DESCRIPTION AND PLAN

About Us

- Blue Heron Catering has been in business since 1988 in Oakland, California, catering weddings, parties, corporate meetings and galas at venues throughout the Bay Area. We retain our staff by paying fair wages and offering perks such as health insurance, paid vacation and flexible working hours. Our head chef has been with us for 25 years. Some of our most notable clients are Barack Obama, the Raiders, the Oakland Athletics, the Warriors, the late Mayor Ed Lee and Mayor London Breed.

- In 2014, we opened the Cannery Café in Hayward, California. It was immediately successful, reaching breakeven in one year. The Café is rated 4.9 stars on Yelp, making it a highly rated breakfast, lunch and brunch spot in Hayward and surrounding areas. The Café is now responsible for 25% of the company's sales. It was the first green certified restaurant in Hayward. We support local live music by having musicians play at the restaurant's beer brunch each Saturday. We also support local farms and provide internships to high school students.

- In 2017, we began a relationship with Tanya Holland of Brown Sugar Kitchen. Looking ahead to opening her new restaurants in Oakland, at the San Francisco Ferry Building, the Oakland and San Francisco airports and the new Chase Center (the Warriors' new home), she and her business partners, Salt Partners, asked if we were interested in being their commissary for these new endeavors. We receive management fees of 4% of Brown Sugar Kitchen sales, which are forecasted to grow to six figures in five years. In addition to the commissary agreement, we offer Tanya Holland's food through our Brown Sugar Catering line, which is 15% of our total catering sales.

- We are seeking investment funding to open a new restaurant, The Cannery Kitchen & Tap, which will serve local, organic and sustainably sourced cuisine in the new Castro Valley Marketplace. Our goal is for the restaurant to be a destination on the increasingly popular 580/680 Corridor, where young families are moving in from the city and want community.

Castro Valley Challenges:

- Castro Valley is a desert for delicious, reasonably priced food in a rapidly growing community with rising household incomes over $91,000 per household and good schools attracting families who can no longer afford to live in San Francisco, Oakland and Berkeley. Per the East Bay Economic Development 2018 forecast, low unemployment levels of 3.9% and wage growth of 1.4% support consumer confidence and spending.

Castro Valley residents with healthy disposable income drive to Danville, Oakland, Pleasanton or other cities with a base of high-quality suburban restaurants and food suppliers.

- Castro Valley overturned its "dry town" status only two years ago. At this time there are no restaurants or bars in the town center that provide locally sourced, house-made, reasonably priced food; local entertainment; and artisanal beer and wine. This gap in key food and beverage products drives residents to drive to San Francisco, Oakland and the 680 corridor cities.

- There are no neutral, public meeting venues in Castro Valley. Although the Castro Valley population is increasingly diverse, churches are often the only available locations for community events and meetings.

Solution

- Blue Heron was invited by Mainstreet Properties owner Craig Semmelmeyer to be the anchor restaurant in the Castro Valley Marketplace project. This project will bring leading food retailers into a 22,000-square-foot converted department store on two levels in the Castro Valley town center. The developer has extended a number of incentives to Blue Heron to open a flagship restaurant that builds on the customer base, consistent cash flow and profitability of the Cannery Café located in the Hayward Area Historical Society three miles away. Craig has developed food complexes that have transformed other local city centers: for example, Oxbow Market in Napa and The Livery in Danville, downtown Pleasanton and downtown Alameda.

- We expect CEO Debbie Pfisterer, who grew up and lives in Castro Valley, to be key to rapid acceptance of the Castro Valley Marketplace because of her history with the area. She is well connected to the business community and brings the public into her restaurants through a combination of locally sourced, distinctive, delicious food, and music to enhance the ambiance. Her husband is a musician and provides increased visibility to his network of local musicians by having them perform in Debbie's restaurants.

- The planned flagship restaurant, The Cannery Kitchen & Tap, will have 80 seats, serve breakfast, lunch, happy hour, dinner and alcoholic beverages from 10 beer taps, and provide access to catering upstairs. We expect that this venue will enable Blue Heron to generate additional sales of over $2 million in the first full year of operations and a potential of $4 million in three to four years.

Key Metrics

- The current Cannery Café in Hayward generates 25% of Blue Heron sales annually and $500,000 in gross revenue annually. The Café is only open for breakfast and lunch from Wednesday through Sunday.

- Gross Margin for Blue Heron is 35%, which is consistent with industry standards.

- Net Margin is about 7%, which is the lower end of industry standards, but the company has been consistently profitable since our turnaround after the Great Recession of 2008.

- Because the new Cannery Kitchen & Tap features alcoholic beverages in a former dry town, we are forecasting a future net margin of 10%.

Unique Value Proposition:

- Blue Heron management know the Castro Valley and East Bay population based on personal and business experience. They are uniquely qualified to meet the needs of Castro Valley residents, businesses, community groups and commuters in nearby cities, providing moderately priced but high-quality restaurant food; a contemporary beer tap menu; and entertainment that appeals to families and the business community.

- Synergy between the catering and restaurant business lines can generate an additional 15% in sales for Blue Heron. This additional increment of sales will come from cross selling between The Cannery Kitchen & Tap restaurant and the new upstairs event space, plus catering to homes in Castro Valley and the surrounding areas. This pattern was realized in the first 2 years the Cannery Café in Hayward operated.

High-Level Concept

Located in The Castro Valley Marketplace, The Cannery Kitchen & Tap will be the only full service restaurant with outdoor seating and live music in the Castro Valley. The restaurant will bring the design and menu of a San Francisco-style restaurant with the outdoor/indoor comfort of the East Bay suburbs. Key elements are:

- Contemporary beer menu. The restaurant will have ten beers on tap that will be available to Castro Valley residents for the first time.

- Live music by local musicians. This enhanced customer experience led to a repeat customer base rapidly for The Cannery Café in Hayward. Music will be provided for weekend brunches as well as happy hour and late night menu at The Cannery Kitchen & Tap in Castro Valley.

- Quality food sourcing. We will source much of our food from Baron's Meats and Seven Hills Bakery, a butcher and baker recognized for local, quality ingredients.

- Catering for meetings, parties and weddings.

- Green business. All food will be local and made in house. Sustainable business practices will be in place at all times.

Unfair Advantage

- Unique and delicious menu that draws foodies who bring their family and friends. Our customers say they are "addicted" to our food. Here are a few samples
  - Betty's Down home – buttermilk fried chicken, Sriracha aioli, Carolina slaw
  - Brown sugar smoked brisket – Marin Sun Farms brisket, Bourbon BBQ sauce, spicy slaw
  - Hilda's chilaquiles, rancheria or verde, with home fries and fresh fruit
  - Cannery Eggs Benny – poached eggs, Fra'Mani ham, buttermilk biscuits, hollandaise
  - Fried chicken and waffles, maple-apple cider syrup
  - Lemon Ricotta pancakes, fresh berry compote

- Thirty years of successful experience in the restaurant and catering industries

- Lifetime experience of the community and knowledge of the demographics and its needs and wants.

Channels

- Yelp paid advertising for first year.
- Uber Eats, Caviar home delivery.
- Active member of Eden Area Chamber of Commerce.
- Marketing through Marketplace which includes a newsletter, events and video advertising on the inside walls of the building
- Mailchimp – 3500 on list at start.

Customer Segments:

- Families
- Foodies
- Businesses
- Professional and business groups and associations

Revenue Streams:

- Catering, including Blue Heron and Brown Sugar Kitchen
- The Cannery Café
- The Cannery Kitchen & Tap
- Brown Sugar Kitchen Commissary: opening in the Ferry Building and Warriors stadium in 2019 and in the Oakland and San Francisco airports in 2020
- Miscellaneous merchandise and grab 'n go
- Take out and food delivery
- Events at Pop Out Space at Marketplace and private homes/venues

Biography of our Chef

A native New Yorker, Jeff Rosen has been interested in food and cooking since his youth.

In 1987, after attending the respected Hospitality program at FIU in Miami and years of paying his dues as a line cook, Jeff followed his dream to be part of the San Francisco Bay Area culinary scene. In 1991, Jeff dove into the world of Bay Area fine dining by becoming the Executive Chef of Mallard Group Restaurants. Jeff ran the kitchens of 4 different and distinct dining concepts; Savannah Grill in Corte Madera, Clark's By the Bay in Redwood City, Buffalo Grill in San Mateo and Bighorn Grill in San Ramon.

While at Mallard, Jeff had the opportunity to work alongside two of his San Francisco culinary idols: Mark Franz of Stars, Farallon and Nick's Cove, and Nancy Oakes of L'Avenue, Boulevard and Prospect. Chef Rosen then struck out on his own opening the critically acclaimed Avenue 9 restaurant in the Sunset District of San Francisco. Jeff has been called an "Avatar of New American Cuisine" by Paul Reidinger of the San Francisco Bay Guardian Newspaper.

After a successful 7-year run at Avenue 9 and many years in fine dining, Jeff turned his work to College and University Food Service as Executive Chef of Stanford University's Stanford Dining. While at Stanford, Jeff was a crucial part of the dining team that won the coveted Restaurants and Institutions Ivy Award as well as the Santa Clara County's Acterra Award for Sustainability. Under Jeff's purview was developing and executing Stanford Dining's Commissary program which encompassed 22 residential and retail outlets serving 10,000 meals per day.

Chef Jeff Rosen continues to be one of the San Francisco Bay Area's leading artisan culinary driven caterers and has become a partner with Blue Heron as Vice President of Operations and Expansion. His mission has been to further the culinary scope of Blue Heron's operation as well as creating the first Cannery Café in Hayward. Under Jeff's watch, Blue Heron has become the exclusive caterer of Tanya Holland events recreating her wonderful cuisine from Brown Sugar Kitchen and B-Side BBQ.

As a chef, it is important to know where your ingredients come from and to have a relationship with the people who produce and grow them. Jeff is passionate about resource conservation and supporting the local foodshed.

Testimonials

Craig Semmelmeyer, Castro Valley Marketplace, Main Street Inc.

- We are so excited about Cannery Kitchen & Tap occupying the signature corner café space within the Castro Valley Marketplace. We love that Jeff and Debbie are local residents with a passion for their community, music and food. A proven track record as restaurant operators with a successful catering business that will allow them to realize our vision for the Café on the paseo as well as capitalize on the special venues for private dining and pop up events that will make for a one of a kind experience within the Castro Valley Marketplace.

Dana B

- "By far, my favorite breakfast spot in this part of the East Bay. Simple, delicious, real food made by people who are (obviously) foodies! So lucky it's right down the street from my house" :)"

Key D

- "Just love this place is our secret little Gem. Amazing flavors finally for brunch nearby so so good can't wait to try one of their special dinner nights"

Jameelah A

- "It was my first time there, and I enjoyed every bite. I had the veggie scramble, home fries and a biscuit. The biscuits are like how my grandmother used to make them, just awesome. I'll definitely be back."